SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street N.W.
Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ___________ to _____________

Commission file number 1-892

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GOODRICH CORPORATION WAGE EMPLOYEES’ SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Goodrich Corporation Four Coliseum Centre 2730 West Tyvola Road Charlotte, NC 28217-4578

REQUIRED INFORMATION

1.	Audited Financial Statements for the Plan.

The Report of Independent Auditors; Statements of Net Assets Available for Benefits as of December 30, 2002 and 2001; and Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2002.

2.	Exhibit 23 Consent of Independent Auditors – Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Goodrich Corporation Benefit Design and Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOODRICH CORPORATION WAGE EMPLOYEES’ SAVINGS PLAN

June 26, 2003	/S/ Kevin P. Heslin

Kevin P. Heslin
Chairman of Goodrich Corporation
Benefit Design and Administration Committee

AUDITED FINANCIAL STATEMENTS

Goodrich Corporation Wage Employees’ Savings Plan,
December 30, 2002 and 2001 and year ended December 30, 2002
with Report of Independent Auditors

Goodrich Corporation Wage Employees’ Savings Plan

Audited Financial Statements

December 30, 2002 and 2001 and year ended December 30, 2002

Report of Independent Auditors

Goodrich Corporation
Benefit Design and Administration Committee

We have audited the accompanying statements of net assets available for benefits of Goodrich Corporation Wage Employees’ Savings Plan as of December 30, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 30, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 30, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 30, 2002, in conformity with accounting principles generally accepted in the United States.

/S/ Ernst & Young LLP

Charlotte, North Carolina
June 20, 2003

Goodrich Corporation Wage Employees’ Savings Plan

Statements of Net Assets Available for Benefits

	December 30,

	2002	2001

Assets
Investments, at fair value:
Goodrich Corporation Savings Plans Master Trust (Notes 2 and 4)	$17,409,134	$78,595,407

Contribution receivables:
Participants	—	66,117
Goodrich Corporation	19,000	16,832

Total receivables	19,000	82,949

Assets available for benefits	$17,428,134	$78,678,356

Liabilities
Trust to trust transfers payable (Note 1):
Goodrich Corporation Employees’ Savings Plan	$—	$59,030,492

Total Liabilities	—	59,030,492

Net Assets Available for Plan Benefits	$17,428,134	$19,647,864

See accompanying notes to financial statements.

Goodrich Corporation Wage Employees’ Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended
December 30,
2002

Additions
Investment income:
Interest	$397,480
Dividends	325,289

722,769

Contributions from:
Participants	2,246,856
Goodrich Corporation	482,646

2,729,502

Total additions	3,452,271

Deductions
Withdrawals and terminations	2,034,690
Net realized and unrealized depreciation in aggregate fair value of investments	3,625,417
Administrative expenses (Note 1)	11,894

Total deductions	5,672,001

Net decrease	(2,219,730)

Net assets available for benefits at beginning of year	19,647,864

Net assets available for benefits at end of year	$17,428,134

See accompanying notes to financial statements.

Goodrich Corporation
Wage Employees’ Savings Plan

Notes to Financial Statements

1. Description of the Plan

Goodrich Corporation Wage Employees’ Savings Plan (the “Plan”) is a defined contribution plan initially established to cover substantially all regular service wage employees of Goodrich Corporation’s (the “Company”) Akron, Cleveland, Cincinnati and Troy, Ohio; Calvert City and Louisville, Kentucky; Union and Spencer, West Virginia; Tullahoma, Tennessee; Phoenix, Arizona; Charlotte, North Carolina; and Everett and Kalama, Washington plants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In February 2001, the Company sold its Performance Materials business and transferred assets associated with active employees at the time of the sale to the Noveon Inc Retirement Savings Plan for Wage Employees. In December 2001, a significant portion of the Plan was merged into the Goodrich Corporation Employees’ Savings Plan. As a result of these transactions, the only participants in the Plan for the year ending December 30, 2002 were active wage employees of the Cleveland, Ohio (Marble Avenue and Plating locations) and Tullahoma, Tennessee plants.

Effective February 1, 1994, Goodrich Corporation Savings Plans Master Trust (the “Master Trust”) was established to hold the assets of the Plan and the assets of Goodrich Corporation Employees’ Savings Plan. All investment information disclosed in the financial statements, including investments held at December 30, 2002 and 2001, and net depreciation in fair value of investments, and interest and dividend income for the year ended December 30, 2002, was obtained or derived from information supplied and certified as complete and accurate by Fidelity Investments (the “Trustee”).

The Plan offers participants the choice of two savings options: an after-tax savings option and a pre-tax, 401(k) savings option. Under the after-tax savings option, employee contributions are subject to federal income taxes, whereas under the pre-tax savings option the participants postpone paying federal income taxes on the amount of contributions deducted from their wages until the contributions are withdrawn from the Plan. Participants can elect to participate in either or both of the savings options, and can contribute to each of the investment funds under both savings options.

Each employee who elects to become a participant in the Plan authorizes a payroll deduction from 1% to 18% of their eligible earnings, subject to limitation under the Internal Revenue Code (the “Code”).

The Plan provides that for each plan year the employer will contribute, as matching contributions, a percentage of the participants’ contributions that are 6% or less of the participant’s monthly eligible earnings, except for contributions made for the participants employed at the Tullahoma and Cleveland Landing Gear plants. Employer matching contributions made for the Tullahoma participants and Cleveland Landing Gear participants are limited to 4% or less of the participant’s monthly eligible earnings.

Goodrich Corporation
Wage Employees’ Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

The employer matching contribution rate varies from plant to plant, but generally approximates 50% of participants’ eligible contributions to the Plan. In some cases, the matching contribution rate is higher if contributions are directed to the Company Stock Fund. Employer matching contributions are invested initially in the Company Stock Fund, except for participants of one small business unit of the Company where the employer match is participant-directed. Under certain conditions, participants can redirect the employer matching contributions to the other investment funds.

The Plan provides for the acceptance of rollover contributions from other plans qualified under the Code. Rollover contributions can be made only in cash to the Plan’s pre-tax savings option.

Dividends, interest and proceeds from sale of investments in each fund are reinvested in the respective fund.

Participant contributions are always fully vested. Company contributions vest immediately upon completion of three years of service by the participant. Effective April 9, 1999, a change in control as defined in the Plan occurred resulting in all participants on that date becoming fully vested in Company contributions. Company contributions may not be withdrawn until the participant reaches age 55, or upon termination, disability or death. Forfeitures are applied to reduce contributions required by the Company.

Goodrich Corporation
Wage Employees’ Savings Plan

Notes to Financial Statements (Continued)

1. Description of the Plan (continued)

A participant who elects to withdraw from the Plan is paid the current value of his vested account balance. Distributions from the Company Stock Fund are made in cash or stock of the Company, and distributions from the other funds are made in cash.

Participants may borrow against their employee contributions and related earnings as permitted under the Code not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing market rates as determined monthly by the Trustee. Principal and interest is paid ratably through monthly payroll deductions.

Administrative expenses related to record keeping are paid by the Plan and charged to participants’ accounts. Investment management fees are charged against the earnings of the investment funds in which the participants’ funds are invested.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue such contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the net assets of the Plan will be distributed to the participants based on the value of their accounts. Since this is an individual account plan, the Pension Benefit Guaranty Corporation does not guarantee any benefits.

The foregoing description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions. Copies of the plan document are available from the Human Resource Department of the Company.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are reported on the accrual basis of accounting.

Goodrich Corporation
Wage Employees’ Savings Plan

Notes to Financial Statements (Continued)

Investment Valuation

The Plan’s investments are held in the Master Trust, a master investment trust administered by the Trustee. Participation units of the Master Trust are stated at the underlying fair value of the trust investments. The asset value of the Company Stock Fund is derived from the value of the Company’s common stock. The asset value of the EnPro Stock Fund is derived from the value of the common stock of EnPro Industries, Inc. Investments in the individual Fidelity mutual funds are valued at quoted market prices on the last business day of the Plan year. Investments in the Stable Value Fund are primarily investment contracts, offered by major insurance companies and other approved financial institutions (with an average yield of 5.55% in 2002), and are valued at contract value (which approximates fair value). The loans to participants are valued at their outstanding balance, which approximates fair value. Temporary investments represent investments in short-term fixed income obligations, the fair value of which approximates cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 17, 2002, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Goodrich Corporation Benefit Design and Administration Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

4. Investments

The investment in the Master Trust represents the Plan’s proportionate interest in the assets of the Master Trust at December 30, 2002 and 2001. The Plan’s investment in the Master Trust represented 2.0% and 2.2% of the total assets of the Master Trust at December 30, 2002 and 2001, respectively.

Goodrich Corporation
Wage Employees’ Savings Plan

Notes to Financial Statements (Continued)

4. Investments (continued)

The Plan has a divided interest in the Participant Loan Account, which reflects the Plan’s specific loan transactions. Participation by the Plan in the Master Trust investment accounts is increased or decreased by the purchase or redemption of units of participation at the unit value established at the end of the day on which the purchase or redemption of units occurred. Summarized financial information for the Master Trust is as follows:

	December 30,	December 30,
	2002	2001

Statement of Assets
Investments at fair value:
Company Stock Fund	$142,750,439	$169,315,198
EnPro Stock Fund	5,326,200	—
Fidelity Investments	665,320,617	263,865,839
Brokerage Link	5,433,883	—
Loans to participants	34,463,794	19,398,632

Total investments	853,294,933	452,579,669
Receivables:
Dividend receivables	1,538,187	1,723,325
Trust to trust transfer receivables	—	446,550,794

Total receivables	1,538,187	448,274,119

Assets payable to participating plans	$854,833,120	$900,853,788

	Year Ended
	December 30,
	2002

Statement of Changes in Assets
Assets payable to participating plans at beginning of year	$900,853,788
Total additions	228,609,937
Total deductions	(106,331,043)
Net realized and unrealized depreciation in fair value of investments	(168,299,562)

Assets payable to participating plans at end of year	$854,833,120

Goodrich Corporation
Wage Employees’ Savings Plan

Notes to Financial Statements (Continued)

5. Nonparticipant-Directed Investments

The Plan’s investment options are participant-directed with the exception of the Company Stock Fund. The employer match on participant contributions is automatically invested in the Company Stock Fund, and may only be redirected under certain conditions. As the participant-directed and non-participant directed amounts cannot be separately determined, this investment option is considered to be non-participant directed for financial statement disclosure purposes under Statement of Position 99-3, “Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters.”

Information about the assets and the significant components of the changes in the assets relating to the non-participant directed investments is as follows:

	Company Stock Fund

	December 30,	December 30,
	2002	2001

Assets:

Investments, at fair value:
Goodrich Corporation Savings Plans Master Trust	$5,227,645	$26,742,552

Contributions receivable	—	41,591

	$5,227,645	$26,784,143

	Year Ended
	December 30,
	2002

Changes in Assets:

Total additions	$1,092,922
Total deductions	(20,672,993)

Net realized and unrealized depreciation in fair value of investments	(1,976,427)

	$(21,556,498)

Goodrich Corporation
Wage Employees’ Savings Plan

Notes to Financial Statements (Continued)

6. Transactions with Parties-in-Interest

All legal and accounting expenses of the Plan are paid by the Company. Other than as described above or pursuant to the Master Trust agreement, the Plan has had no agreements or transactions with any parties-in-interest.

7. Number of Participants (unaudited)

At December 30, 2002, there were 497 participants with account balances in the Plan.

8. Subsequent Events

As a result of negotiations with the unions representing wage employees at the Cleveland, Ohio (Marble Avenue) and Tullahoma, Tennessee plants, account balances for participants at those locations have been or will have been transferred to the Goodrich Corporation Employees’ Savings Plan during 2003. After these transfers are complete, the only participants remaining in the Plan will be the wage employees of the Cleveland, Ohio (Plating) plant.

EXHIBIT INDEX

23	Consent of Independent Auditors – Ernst & Young LLP
99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002